Exhibit 4.8
FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company:

Precision Drilling Trust (the “Trust”) 4200, 150-6th Avenue S.W. Calgary, AB T2P 3Y7

2.	Date of Material Change:

August 24, 2008

3.	News Release:

A press release disclosing the material change, a copy of which is attached hereto, was issued on August 25, 2008 through the facilities of MarketWire and was filed with the applicable securities regulatory authorities via SEDAR on the same date.

4.	Summary of Material Change:

The Trust has entered into an agreement and plan of merger dated August 24, 2008 (the “Merger Agreement”) with Grey Wolf, Inc. (“Grey Wolf”), Precision Drilling Corporation (the “Corporation”) and Precision Lobos Corporation (“Lobos”), pursuant to which the Trust will indirectly acquire Grey Wolf.

5.	Full Description of the Material Change:

The Trust has entered into the Merger Agreement with Grey Wolf, the Corporation and Lobos, pursuant to which the Trust will indirectly acquire Grey Wolf (the “Acquisition”).

The Acquisition will be completed by way of a merger under the applicable laws of the State of Texas. Pursuant to the Acquisition, Grey Wolf will be merged with and into Lobos pursuant to the Texas Business Corporations Act and the Texas Corporation Law. Lobos is a direct, wholly-owned subsidiary of the Trust. Following the completion of the Acquisition, the separate legal existence of Grey Wolf shall cease and Lobos shall be the surviving corporation.

Under the terms of the Merger Agreement, shareholders of Grey Wolf may elect to receive either cash or trust units of the Trust (the “Trust Units”) in exchange for their shares of Grey Wolf common stock. Each share of Grey Wolf common stock will be convertible, at the option of the holder, into U.S.$9.02 in cash or 0.4225 Trust Units, subject to proration. The maximum amount of cash to be paid by the Trust will be approximately U.S.$1.12 billion and the maximum number of Trust Units to be issued will be approximately 42 million. These maximum amounts translate to U.S.$5.00 in cash and 0.1883 of a Trust Unit for each share of Grey Wolf common stock.

Upon completion of the Acquisition, the former shareholders of Grey Wolf common stock will own approximately 25% of the issued and outstanding Trust Units.

The Trust, the Corporation, Lobos and Grey Wolf have each made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants to conduct their businesses in the ordinary course between the execution of the Merger Agreement and the consummation of the Acquisition and covenants not to engage in certain kinds of transactions during that period.

Completion of the Acquisition is subject to customary conditions, including, among others, (i) approval of the Merger Agreement by shareholders of Grey Wolf, (ii) the receipt of required regulatory approvals, (iii) the effectiveness of the registration statement that will be filed by the Trust for the issuance of the Trust Units as consideration in the Acquisition and the approval of the listing of the Trust Units on the New York Stock Exchange and Toronto Stock Exchange and (iv) the absence of any material adverse effect with respect to Grey Wolf’s and the Trust’s business, as applicable.

Financing is not a condition to consummation of the Acquisition. The Trust has received commitments from Deutsche Bank Securities, Royal Bank of Canada, HSBC Bank and The Toronto Dominion Bank to finance the cash portion of the merger consideration.

The Merger Agreement contains certain termination rights for the Trust. Upon termination of the Merger Agreement under certain specified circumstances, Grey Wolf would be required to pay the Trust a termination fee of up to U.S.$64.0 million.

It is anticipated that a proxy statement will be mailed to Grey Wolf shareholders by the end of the third quarter with the special meeting of Grey Wolf shareholders to consider the Merger Agreement to be held before the end of 2008. No vote of holders of Trust Units is required in connection with the Acquisition.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement which has been filed on SEDAR and is available at www.sedar.com.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

For further information, please contact Darren Ruhr, Vice President, Corporate Services and Corporate Secretary, at (403) 716-4500.

9.	Date of Report:

August 28, 2008.